[Herrick, Feinstein LLP Letterhead]

February 29, 2008

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, NE, Mail Stop 3720

Washington, D.C. 20549

Attention: Mr. Larry Spirgel, Assistant Director

Re:	Sielox, Inc.

File No. 0-29423

Form 10-K for the Fiscal Year Ended December 31, 2006

Form 10-Q/A for the Fiscal Quarter Ended September 30, 2007

Dear Sir or Madam:

We are submitting this letter in response to the comments made by the staff (the “Staff”) of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “SEC”) set forth in the letter (the “Comment Letter”) dated February 11, 2008 to Mr. Sebastian Cassetta, Chief Executive Officer of Sielox, Inc. (the “Company”) with respect to the above referenced filings. The Comment Letter was a response by the Staff to our letter to the Staff dated January 7, 2008 (“Original Response Letter”), which was in response to the Staff’s original comment letter dated December 20, 2007. We are authorized by the Company to provide the responses contained in this letter on behalf of the Company.

For your convenience, we set forth each comment from the Comment Letter in bold typeface and include the Company’s response below the original comment. The responses are numbered to coincide with the numbering of the comments in the Comment Letter.

Form 10-K

Financial Statements

Revenue Recognition, Page F-14

February 29, 2008

1.             We note in your response to comment 2 that “[e]ven though a particular component may be part of an installation, if not available for delivery and installation, such component is not billed and is not recognized as revenue until it is available and shipped to the dealer/distributor. With a view towards enhanced revenue recognition policy disclosure, tell us if there are instances where you sell components to be included as part of a larger system installation where a customer contract requires delivery and/or installation of a complete system or acceptance by the ultimate customer. If so, explain to us how these contractual provisions impact the timing of your revenue recognition for delivered components. Please refer to the guidance in SAB Topic13:A.3b when preparing your response and explain to us your consideration of it when formulating your policy.

The Company’s sales are made to a network of authorized systems integrators. These systems integrators are the Company’s customers as the Company does not sell any of its products directly to end users. In fact, most times, the Company is unaware of the identity of the ultimate end user. In addition, in many instances, the systems integrators do not even provide the Company with information regarding the scope of the video or security system being installed by the systems integrators. Moreover, from time to time, the systems integrators purchase products from the Company solely for their own parts inventory needs rather than in connection with a particular installation.

The Company ships and invoices its sales in accordance with signed purchase orders. Partial shipments may occur if a particular ordered item is temporarily out of stock. In those instances, the Company ships and invoices only those items in stock and places the balance on back order to be shipped and invoiced as soon as such items become available.

In conformity with the guidelines provided in SAB Topic 13:A.3b, the Company only recognizes revenue when it is realized and earned. The Company considers its revenues to have been earned when goods are shipped in accordance with signed purchase orders.

As we indicated in our letter to you dated January 7, 2008, the Company will expand its revenue recognition policy in its upcoming Annual Report on Form 10-K for the fiscal year ended December 31, 2007.

Intangible Assets, Page F-17

2.             We reiterate our previous comment 4. In reasonable detail, please describe for us the distribution agreements that you acquired in the Southern Imaging acquisition. Tell us of any exclusive rights that convey to the Company in the distribution agreements and explain what gives these agreements value. Explain to us in detail the renewal terms and conditions of the distribution agreements. Please also identify the technologies and products which are covered under the agreements. Tell us the expected lives of the technologies and products; and explain if/and when they are expected to be replaced. Also, explain to us your consideration of the guidance provided by Appendix A of SFAS 142.

As part of the Southern Imaging acquisition, the Company acquired three distribution agreements with major, well known, video equipment manufacturers. These distribution agreements give the Company exclusive territorial rights and special pricing on a full range of video cameras and parts offered by the video equipment manufacturers. The technologies and products covered by the distribution agreements represent all of the current video camera and parts offerings of each manufacturer. The manufacturers update the products covered by the distribution agreements whenever such product offerings become available. Therefore, the expected lives of the technologies and products covered by the distribution agreements do not affect the distribution agreements or their respective expected lives.

February 29, 2008

                The distribution agreements are automatically renewable on an annual basis as long as the agreed upon volume levels are met. Accordingly, the continuation of the Company’s rights under these distribution agreements is entirely dependent on the Company’s ability to sell the manufacturers’ current range of products at the agreed volume level. Over time, the Company has devoted sufficient resources to building up a dealer base and has consistently demonstrated its ability to sell at this high volume level. The Company expects to be able to meet the volume levels in each upcoming year. Moreover, the Company has met the volume levels required by each distribution agreement for every year since such agreements have been in effect.

Given that the consistent delivery of high volume sales strengthens the relationship between the Company and the manufactures and benefits both parties, the Company believes that as long as the Company continues to perform its obligations under these agreements, it is unlikely that the video equipment manufacturers will not renew these agreements. Accordingly, after an analysis of all of the above factors in conformity with SFAS 142, the Company has assigned an indefinite life to each of these distribution agreements. In the unlikely event that any of these agreements is not renewed, the Company anticipates that it will take an impairment charge at the time of such non-renewal.

Form 10-Q/A for September 30, 2007

Financial Statements

Note 3 -- Merger, Page 10

3.             We note your response to comment 5 and the disclosure appearing on page F-11 of the Company’s Form 10-K, however we continue to remain unclear regarding the nature and extent of the relationships among Dynabazaar, LQ Corporation and Barrington. The following circumstances lead us to question whether Dynabazaar and LQ Corporation were under the control of Barington.

•

We note on pages 2 and 3 of LQ Corporation’s final Form 10-K/A, filed on April 30, 2007, that three members of LQ Corporation’s Board of Directors were associated with Barington Capital: Sebastian E. Cassetta at that time served as a Senior Managing Director and the Chief Operating Officer of Barington since August 2003, Dianne McKeever was employed as a research analyst by Barington, and Michael A. McManus Jr., a Barington investor and member of the advisory board of an affiliate of Barington, also served as a representative of Barington in a proxy contest for Schulman Inc. board representation in 2006.

•	In addition to Mr. Cassetta’s position as CEO of LQ Corp, the remaining officer of LQ Corp, CFO Melvyn Brunt, also served as Dynabazaar’s CFO and Secretary.
•

Similarly, the disclosures on pages 1 and 2 of the Registrant’s (Dynabazaar/Sielox) Form 10-K/A filed on April 17, 2007 indicate that the general partner, chairman and CEO of Barington affiliates served as President, CEO and director of the Registrant and that a majority of the Registrant’s officers were associated with Barington and LQ Corporation.

•

We note too that the Registrant’s Services Agreement with Barington, which can only be unilaterally terminated by Barington, appears to provide Barington with an opportunity to control much of the Registrant’s administrative operations.

February 29, 2008

With this in mind please expand your response to comment 5. Describe for us all contracts, agreements, understanding and relationships between LQ Corporation, Dynabazaar (Sielox) and Barington et al before the July 31, 2007 merger of LQ Corporation and Dynabazaar (Sielox) and provide us with a robust explanation of why LQ Corporation and Dynabazaar (Sielox) were not commonly controlled companies prior to their merger in July of 2007. We note that commonly controlled subsidiaries of a common parent corporation are at times operated as separate and distinct entities with separate boards of directors. A decision by Barington to vote in favor of the merger in proportion to the votes of the other stockholders of Dynabazaar and LQ Corporation has no bearing on the question of whether these entities were under the control of Barington.

The Company continues to believe that LQ Corporation (“LQ”) and Dynabazaar were not under the common control of Barington prior to the merger. The Company notes that EITF 02-5 entitled “Definition of Common Control in Relation to FASB Statement No. 141” dated March 20-21, 2002, provides that in order for common control of separate entities to exist, there must be a holder, or a group of holders with a written agreement to vote in concert, that owns at least fifty percent (50%) of the voting securities of each separate company. At no time did Barington own or control anywhere near fifty percent of the voting securities of either LQ or Dynabazaar. In fact, immediately prior to the merger, Barington owned and controlled only approximately twelve percent (12%) of each of LQ and Dynabazaar.

As background information to help the Staff better understand Barington’s investment intent with respect to LQ and Dynabazaar, the Company believes, based upon information provided to the Company, that Barington’s investment in each of LQ and Dynabazaar was made in accordance with Barington’s value based, activist investment strategy. Barington’s stated objective was and is to make investments in undervalued publicly traded companies where it can help enhance shareholder value.

Barington’s representation on the board of directors of LQ began when it had two nominees elected to the board of directors of LQ Corporation following a successful proxy contest for the election of directors of LQ. Barington’s representation on the board of directors of Dynabazaar began when management agreed to nominate two nominees of Barington to the board of directors following Barington’s purchase of a large block of shares through a bankruptcy auction of At Home Corporation.

LQ and Dynabazaar then undertook the process of closing all of their facilities in the United States and the United Kingdom, including the termination of all of their existing leases. While at that point, neither LQ nor Dynabazaar had any employees, each company did, however, have separate boards of directors and each company proceeded to pursue its own independent business strategy in order to best utilize its remaining assets. In fact, not only were the boards of directors of each of LQ and Dynabazaar separate from one another, each of LQ and Dynabazaar, at all times prior to the merger, maintained separate, independent audit committees. In addition, all other committees of the boards of directors of LQ and Dynabazaar were composed of independent directors unaffiliated with Barington. Furthermore, each of LQ and Dynabazaar formed a special committee of independent directors to evaluate the merits of the merger.

Also, each of LQ and Dynabazaar were operated as separate entities with different business strategies and objectives. For example, while Dynabazaar’s board of directors evaluated assets of companies in the consumer brands and luxury goods industries, LQ’s board of directors evaluated companies and assets in the security industry. It was only through coincidence that both LQ and Dynabazaar eventually ended up acquiring companies in the same industry.

February 29, 2008

                Moreover, prior to the merger, the daily business decisions of the operating companies of LQ and Dynabazaar were made by independent management teams not appointed or controlled by and not affiliated with Barington. These teams were in place prior to the acquisition of the respective operating companies by LQ and Dynabazaar and were comprised as follows:

LQ

Karen Evans, President

Mark Isaacson, VP Engineering

Aroldo Carvalho, VP Product Planning

George Andrews, Controller

Dynabazaar

James Pritchett, President

Kim Edward, VP Engineering

William Switzer, VP Sales

Mike Rose, VP Security Sales

Steve Woods, VP National Accounts

Scott Switzer, Controller.

In addition, at no time did persons affiliated with Barington constitute a majority of Dynabazaar’s board of directors. In fact, at no time was there more than one director affiliated with Barington on the board of directors of Dynabazaar. This lack of board control, when taken together with a minority ownership position, does not result in a control position being held by Barington. It is important to note that Barington’s ownership percentage in LQ and Dynabazaar was and remains insufficient to elect even one director to the board of directors of LQ or Dynabazaar. Since Barington did not control LQ or Dynabazaar prior to the merger, it is the Company’s position that LQ and Dynabazaar should not be deemed to have been under “common control” prior to the merger.

With respect to the Staff’s request for additional information regarding any agreements between LQ and Dynabazaar prior to the merger, Sielox and Costar were parties to two written agreements, a Strategic Distribution Agreement and a Strategic Alliance Agreement. Pursuant to the Strategic Distribution Agreement between Sielox and Costar dated July 31, 2006, Sielox was appointed as an authorized distributor of certain products of Costar. The Strategic Alliance Agreement, entered into on September 15, 2006, authorized the commencement of non-binding discussions between representatives of Sielox and Costar to explore mutually beneficial opportunities to work together, including, without limitation, through a joint venture, joint sales or joint marketing arrangement, or other business arrangement or strategic alliance. Each of these agreements was unanimously approved by the boards of directors of LQ and Dynabazaar including the independent directors.

February 29, 2008

                With respect to the Staff’s question regarding the Administrative Services Agreement between Dynabazaar and Barington, both LQ and Dynabazaar were parties to separate Administrative Services Agreements with Barington relating to certain administrative and legal services to be performed by Barington at the request of LQ or Dynabazaar. These agreements were put in place so that LQ and Dynabazaar, which each employed only a very limited number of administrative personnel, could avail themselves of the administrative and legal services provided by Barington. The independent directors of LQ and Dynabazaar, respectively, unanimously approved entering into these agreements. These agreements were terminable by LQ and Dynazbazaar, respectively, after a specified period of written notice. In fact, immediately following the merger, these agreements were terminated by the Company and replaced by an agreement allowing the Company to avail itself of certain services from Barington on an as needed basis. Since August 1, 2007, the Company has not requested that any services be provided by Barington under the Agreement.

Thank you for your consideration. If you have any further questions or comments, please do not hesitate to contact me.

Sincerely,

Louis Goldberg

cc:	Mr. Sebastian E. Cassetta
Mr. Melvyn Brunt